WiMi Hologram Cloud Inc.

No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing

the People’s Republic of China 100020

VIA EDGAR

June 13, 2019

Jan Woo

Legal Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	WiMi Hologram Cloud Inc.
Amendment No. 2 to Draft
Registration Statement on Form F-1
Submitted May 24, 2019
CIK: 0001770088

Dear Ms. Woo:

WiMi Hologram Cloud Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 7, 2019 regarding our Amendment No. 2 to Draft Registration Statement on Form F-1 previously submitted on May 24, 2019.

For your convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No 3 to Draft Registration Statement on Form F-1

Risk Factors

Risks Related to Doing Business in China, page 36

1.                                     We note that you removed the risk factor related to the limitations imposed by the PRC on the ability of the PCAOB to conduct inspections in China. Tell us whether any portion of your audit was performed in China, such as by the Beijing office of Friedman LLP. If so, please include a risk factor regarding the PCAOB’s inability to inspect any records that are retained in China related to Friedman LLP’s audit of your financial statements.

Response: The Company respectfully advises the Staff that the Company’s independent registered public accounting firm, Friedman LLP, is registered with the Public Company Accounting Oversight Board (“PCAOB”) and is accordingly required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. All audit records including the audits performed in China are retained by Friedman LLP. PCAOB regularly conducts its inspections of our auditor’s audits and its quality control procedures without limitation in accessing its audit works. PCAOB has selected both our auditor’s Chinese registrants and US registrants for inspection when PCAOB conducts its regular inspection of our auditor’s audits. As a result, we removed the risk associated with the limitation imposed by the PRC on the ability of the PCAOB to conduct inspections in China.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

2.                                     We note your revised disclosures in response to prior comment 2. Please tell us when you anticipate completing the upgrade to your software system infrastructure. Also, tell us the amount of contract revenue impacted by such upgrade and when you anticipate completing such contracts and recognizing the related revenue. Revise your disclosures as necessary.

In response to the Staff’s comment, we have revised our disclosure on page 78 as requested.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, Esq. at aedelman@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Fanhua Meng
Fanhua Meng
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.
Ellenoff Grossman & Schole LLP